Exhibit (a)(5)(A)

Top Alpha Capital S.M. Ltd. Commences Cash Tender Offer for Shares of Metalink Ltd.

TEL AVIV, Israel, January 13, 2016 -- Top Alpha Capital S.M. Ltd., an Israeli corporation, ("Top Alpha"), announced today that it has commenced a cash tender offer (the "Tender Offer") to purchase up to 550,000 ordinary shares, NIS 1.00 par value per share, of Metalink Ltd. ("Metalink" and the "Metalink Shares") (OTCQB: MTLK) for $1.30 per Metalink Share.

The terms and conditions of the Tender Order are described in the Offer to Purchase, dated January 13, 2016, and the related Letter of Transmittal.

If more than 550,000 Metalink Shares are validly tendered and not properly withdrawn, Top Alpha will purchase a pro rata number of Metalink Shares from all tendering shareholders, so that Top Alpha would purchase no more than 550,000 Metalink Shares. If less than 550,000 Metalink Shares are validly tendered, but at least 135,000 Metalink Shares are validly tendered and not properly withdrawn, Top Alpha will purchase a pro rata number of Metalink Shares from all tendering shareholders, so that Top Alpha would purchase no more than 135,000 Metalink Shares.

Top Alpha currently owns 670,000 Metalink Shares, representing approximately 24.9% of Metalink's outstanding shares. If Top Alpha purchases 550,000 Metalink shares in the Tender Offer, Top Alpha will own approximately 45.34% of Metalink's outstanding shares.

The initial period of the Tender Offer will expire at 10:00 a.m. New York time, or 5:00 p.m. Israel time on February 17, 2016, unless the initial period of the Tender Offer is extended (the "Initial Offer Period"). As required by Israeli law, if prior to the completion of the Initial Offer Period all the conditions of the Tender Offer are satisfied, Top Alpha will provide an additional period of four calendar days during which shareholders may tender their shares (the "Additional Offer Period"). However, shareholders will have no withdrawal rights during the Additional Offer Period.

The Tender Offer is conditioned upon: (1) Metalink Shares representing 5.0% of Metalink's outstanding shares having been validly tendered and not withdrawn prior to the completion of the Initial Offer Period, (2) as required by Israeli law, at the completion of the Initial Offer Period, the aggregate number of Metalink Shares tendered in the Tender Offer being greater than the number of MetaLink Shares represented by notices of objection to the Tender Offer, and (3) certain other conditions specified in the Offer to Purchase relating to the Tender Offer. The Tender Offer is not conditioned on the receipt of financing or the approval of the board of directors of Metalink.

Top Alpha has retained VStock Transfer LLC to serve as the Information Agent and as the Depositary for the Tender Offer. Questions regarding the Tender Offer should be directed to VStock Transfer LLC at 855-9VSTOCK.

The complete terms and conditions of the Tender Offer, including important U.S. and Israeli income and withholding tax considerations relating to the Tender Offer, are contained in the Offer to Purchase included as an exhibit to the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (SEC). All statements herein regarding the terms of the Tender Offer are qualified in their entirety by reference to the text of the Offer to Purchase. The completion of the Tender Offer is subject to a number of conditions, and no assurance can be given that the Tender Offer will be completed.

Neither Top Alpha nor the Information Agent makes any recommendation as to whether a shareholder should or should not tender its Metalink Shares in the Tender Offer, and no one has been authorized by either of them to make such recommendation.

Important Information: This is not an offer to buy or the solicitation of an offer to sell any ordinary shares of Metalink. The Tender Offer that is described in this press release will only be made through the Offer to Purchase, Letter of Transmittal and related Tender Offer documents. All shareholders of Metalink should read the Tender Offer materials because they contain important information about the Tender Offer. The Tender Offer materials and other filed documents will be available at no charge on the SEC's website at http://www.sec.gov, and also be made available without charge to all shareholders by contacting VStock Transfer LLC, the information agent for the Tender Offer, at 855-9VSTOCK. Shareholders are urged to read these materials carefully before making any decision with respect to the tender offer.

Forward-Looking Statements:      This press release may contain forward-looking statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, political events and fluctuations in the share price of Metalink. Top Alpha undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

About Top Alpha:     Top Alpha is a boutique financial services company providing a complex of services, dealing directly and through subsidiaries in the following fields: nostro account investments in public and private companies, capital raising, brokerage services, distribution services, bridge loans and investment banking. We are wholly owned (100%) by Daniel Magen, who also serves as our sole director and executive officer. Mr. Magen, a certified accountant, is a financial investor and businessman. For further information, please visit http://www.topac.co.il

Exhibit a(5)(A) - 1